19003304

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70052

SEC Mail Processing
FEB 28 2019
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIMON MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 West 25th Street
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timur Kocaoglu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIMON MARKETS LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MOHAMMAD A ISLAM
Notary Public - State of New York
NO. 01IS6372747
Qualified in Bronx County
My Commission Expires Mar 26, 2022

Signature

Chief Operating Officer
Title

Notary Public

NEW YORK STATE
NEW YORK COUNTY 02/25/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIMON MARKETS LLC

Statement of Financial Condition as of December 31, 2018 (Audited)
Report of Independent Registered Public Accounting Firm

SIMON MARKETS LLC

Table of Contents

EY
Building a better working world

Ernst &Young LLP
5 Times Square
New York, NY 10036-6530

Tel: + 1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Management of SIMON Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SIMON Markets, LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.

February 25, 2019

SIMON MARKETS LLC

Statement of Financial Condition
As of December 31, 2018

ASSETS

Cash and cash equivalents	$	29,813,223
Furniture and equipment		210,890
Prepaid expenses		138,316
Security deposit		72,503
Dividend receivable		21,458
TOTAL ASSETS	$	30,256,390

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	4,303,522
Due to parent		947,672
TOTAL LIABILITIES		5,251,194
MEMBERS' EQUITY		25,005,196
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	30,256,390

Refer to accompanying Notes to Financial Statements.

1. Organization and Nature of Business

SIMON Markets LLC (the "Company") was organized as a limited liability company on August 8, 2017 under the laws of the State of New York. Effective June 20, 2018, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is owned 99% by SIMON Group LLC (the "Member") and is owned 1% by SIMON Subco LLC, an affiliated entity, and operates from its office located in New York City. The Company's business currently consists of connecting issuers of structured notes and structured CDs to networks of financial advisors at independent broker-dealers, through the Company's online platform that provides investors with education, analytics, transaction management, and marketplace capabilities for structured products across multiple issuers. The Company currently has agreements in place with six issuers of structured products, and intends to contract with additional issuers over time.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The preparation of this statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at one financial institution.

The Company's cash and cash equivalents are held principally at one financial institution. The Company has not experienced any loss in such accounts and does not believe there to be any significant credit risk with respect to those deposits.

c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d) Furniture and Equipment

The Company, under its capitalization policy, will capitalize any property, plant or equipment having a cost of $2,500 or greater. All items below this threshold are to be expensed when purchased. Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives. For the period ended December 31, 2018, the Company capitalized $210,890 in costs related to the purchase of computer software.

Furniture and equipment consisted of the following as of December 31, 2018:

	Amount	Useful Life
Computer Software	$ 210,890	3 years
Sub-Total	210,890	
Less: Accumulated depreciation	-	
Furniture and Equipment, net	$ 210,890	

e) Revenue Recognition

Pursuant to ASC 606 "Revenues from Contracts with Customers", the Company follows the 'five step model' for revenue recognition. The Company charges each issuer a platform fee based on the notional amount of structured products issued by the issuer. In this instance, the issuer is the customer of the Company. The performance obligation is the Company, through its platform, effecting the sale of a structured product issued by the issuer. There is no ongoing fee for issued or outstanding securities. While the Company is not a legal underwriter or distributor, the ultimate service provided by its platform is that investors purchase the product directly from the issuer, who in turn pays a platform fee to the Company for facilitation of the sale. The transaction price is the platform fee calculated based on the volume of structured products that were issued on the transaction date. Revenue will be recognized by the Company once the volume of the structured products issued becomes certain, which is typically monthly when issuance activity is validated by the issuer.

f) Income Tax

The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions are evaluated utilizing a two-step process. The Company first determines whether any of its tax positions are more likely than not to be sustained upon examination, based solely on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company records interest expense and penalties related to tax expenses as income tax expense.

Non-income based taxes are recorded as part of other liabilities and other expenses.

3. Related Party Transactions

The Company did not commence operations until December 7, 2018, when capital was contributed to fund operations. As of December 31, 2018 the intercompany balance owed to the Parent was $947,672. The balance consisted of a $72,503 reimbursement for the Company's security deposit plus $875,169 of expenses and prepaid assets that were incurred prior to contribution of capital from the Parent.

The Company has an expense sharing agreement in place with its affiliate SIMON Technologies LLC ("TechCo"), through which TechCo provides the Company with third-party vendor services that TechCo has engaged. As per this agreement, the Company pays for any services provided (either to TechCo or directly to the relevant vendor), maintains copies of each vendor contract and invoice paid, and reflects such obligations on financial reports filed by the Company.

4. Commitments and Contingencies

The Company leases office space pursuant to an operating lease expiring July 31, 2020. The future minimum rental commitments through termination is as follows:

Year Ended December 31	Total Commitments	
2019	$	909,199
2020		562,363
	$	**1,471,562**

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. In connection with the new FASB standard, effective January 1, 2019, the Company will record a right of use asset in the amount of approximately $1,400,000, which will be offset by a liability in the amount of approximately $1,400,000. There will be no impact to the Company's net capital, as the right of use asset will be allowable to the extent there is an offsetting lease obligation.

5. Income Taxes

As a multi-member limited liability company, the Company has elected to be treated as a Partnership for U.S. tax purposes. As a Partnership for U.S. tax purposes, the Company is not subject to federal and most state and local taxes as income is passed through to partners. There are exceptions for certain type entity level taxes, the only material of which is the New York City ("NYC") Unincorporated Business Tax ("UBT"). The Company has no net tax provision due to their loss position and a full valuation allowance on deferred tax assets.

The Company's effective tax rate of 0% differs from the NYC UBT statutory rate of 4% primarily due to apportionment percentages and the maintenance of a full valuation allowance on deferred tax assets.

The Company has a deferred tax asset of approximately $143,000, which is primarily related to NYC net operating losses ("NOL") and accrued bonuses. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

As of December 31, 2018, the Company has stand-alone NOL carryforwards for NYC UBT which are expected to begin expiring in 2038. Realization of these losses is dependent on generating sufficient taxable income prior to expiration of the NOL carryforwards. A full valuation allowance was recorded because management believes that it is more likely than not that none of the deferred tax asset will be realized.

As of December 31, 2018, the Company has no unrecognized tax benefits. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company will be filing its first tax return during 2019 for tax year December 31, 2018. As a result, the Company does not have open tax years subject to examination.

6. Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Cash Equivalents. Cash equivalents are highly liquid money market funds that invest in US Treasuries and are valued based on quoted net asset values, which approximate fair value. Valuation adjustments are not applied. Accordingly, cash equivalents are categorized in level 1 of the fair value hierarchy.

Fair Value Measurements on a Recurring Basis
As of December 31, 2018

Assets	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 29,713,223	-	-	$ 29,713,223

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. Net capital changes from moment to moment. The Company has elected to compute net capital utilizing the alternative method. As such, the Company is required to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debits in the customer reserve formula. The Company does not hold any customer funds so the firm is only required to maintain the $250,000 statutory minimum at all times. At December 31, 2018, the Company had net capital of $23,716,674, which was $23,466,674 in excess of its required net capital of $250,000.

8. Members' Equity

Contributions of capital are recognized when received. During the period the Company received $30,305,000 in contributions from SIMON Group LLC. Furthermore, during the year, the Company issued one unit to SIMON Subco LLC. Distributions of cash or other assets to each member shall be made at the times and in the aggregate amounts determined by SIMON Group LLC in its sole discretion. There are no dividend and liquidation preferences, participation rights, or any other special features related to these units. One or more additional members of the Company may be admitted to the Company with the consent of the original members.

9. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in its financial statements through February 25, 2019, the date the audited financial statements were issued. No recordable or disclosable events occurred through this date.